Exhibit 99.1

Lufax Announces Change in Chief Risk Officer

SHANGHAI, Oct 24, 2025 /PRNewswire/ — Lufax Holding Ltd (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced that as the service agreement will soon expire, Ms. Youn Jeong LIM (“Ms. Lim”) has tendered her resignation as the Chief Risk Officer of the Company due to personal work arrangements. Following her resignation which took effect immediately. The Board resolved to appoint Mr. Jianbo Cheng (“Mr. Cheng”) as the Chief Risk Officer of the Company with effect from October 24, 2025.

The Board would like to take this opportunity to express its appreciation to Ms. Lim for her significant contribution to the Company during her tenure of office and extend its warmest welcome to Mr. Cheng on his appointment.

Mr. Jianbo Cheng, aged 43, joined the Company in April 2025 and currently serves as the Chief Risk Expert of the Company. Prior to that, Mr. Cheng served as the General Manager of Pudao Credit Co., Ltd. from August 2021 to March 2025. From August 2014 to July 2021, Mr. Cheng successively served as the Risk Director of the Consumer Finance Department, the Senior Director of the Individual Finance Group, and the General Manager of the Risk Management Center at Jingdong Digits Technology Holding Co., Ltd., and the Vice President of JD.com, Inc. (a company listed on NASDAQ (stock code: JD) and the Hong Kong Stock Exchange (stock code: 9618)). From October 2004 to August 2014, he successively worked at Shenzhen Development Bank Co., Ltd. (now known as Ping An Bank Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 000001)), HUA XIA BANK CO., Limited (a company listed on the Shanghai Stock Exchange (stock code: 600015)), Fair Isaac Corporation (FICO), and Ant Financial Services Group, where he was engaged in risk management, consulting, and senior expert roles. Mr. Cheng obtained a bachelor’s degree in Finance from Hubei University in June 2004 and a master’s degree in Business Administration from Tsinghua University in June 2024.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. Lufax offers financing products designed to address the needs of small business owners and others. In doing so, Lufax has established relationships with 85 financial institutions in China as funding partners, many of which have worked with Lufax for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com